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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

INTEVAC, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
461148-AA6
(CUSIP Number)
Ann Becher Smead
Foster City LLC
395 Mill Creek Circle
Vail, Colorado 81657
(970) 479-9433
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 20, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	461148-AA6	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Foster City LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
94-3258541

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

7	SOLE VOTING POWER:

NUMBER OF	563,031

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	N/A

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	563,031

WITH	10	SHARED DISPOSITIVE POWER:

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

563,031

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IV

2

CUSIP No.	461148-AA6	Page	3	of	5

1	NAMES OF REPORTING PERSONS: Redemco, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
94-3372020

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

7	SOLE VOTING POWER:

NUMBER OF	440,969

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	N/A

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	440,969

WITH	10	SHARED DISPOSITIVE POWER:

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

440,969

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IV

3

CUSIP No.	461148-AA6	Page	4	of	5

1	NAMES OF REPORTING PERSONS: Mill Creek Systems, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
84-1526882

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Colorado

7	SOLE VOTING POWER:

NUMBER OF	440,969

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	N/A

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	440,969

WITH	10	SHARED DISPOSITIVE POWER:

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

440,969

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IV

4

CUSIP No.	461148-AA6	Page	5	of	5

1	NAMES OF REPORTING PERSONS: Ann Becher Smead

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		440,969

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		N/A

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		440,969

WITH	10	SHARED DISPOSITIVE POWER:

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

440,969

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

5

     This Amendment No. 7 to the statement of beneficial ownership on Schedule 13D is hereby filed by Foster City LLC on behalf of all the persons listed above (the “Filing Persons”) pursuant to Rule 13d-1(a) and Rule 13d-1(k) to amend and restate that statement of beneficial ownership on Schedule 13D (the “Schedule 13D”) originally filed with the SEC on December 10, 1999, and amended on March 21, 2000, June 18, 2003, January 26, 2004, February 10, 2004, September 8, 2005, and January 19, 2006 . Foster City LLC is a California limited liability company. Ann Becher Smead is a Manager of Foster City LLC and the sole Manager of Mill Creek Systems, LLC, a Colorado limited liability company. Mill Creek Systems, LLC is a Managing Member of Redemco, L.L.C., a Delaware limited liability company.
     This Amendment No. 7 is being filed to report the sale by Redemco, L.L.C. of 846,226 shares and the sale by The Ann Becher Smead Marital Trust of 10,000 shares of common stock of Intevac, Inc., a California corporation.
Item 1. Security and Issuer
This amended statement of beneficial ownership on Schedule 13D (this “Statement”) relates to the common stock, no par value (the “Common Stock”), of Intevac, Inc., a California corporation (“Intevac” or “Issuer”). The principal executive offices of Intevac are located at 3550 Bassett Street, Santa Clara, California 95954.
Item 2. Identity and Background
(a)	This Statement is filed on behalf of Foster City LLC, a California limited liability company, Redemco, L.L.C., a Delaware limited liability company, Mill Creek Systems, LLC, a Colorado limited liability company, and Ann Becher Smead.
(b)-(c)	Foster City LLC is a holding company for various investments. Ann Becher Smead is one of three Managers of Foster City LLC. The address of Foster City LLC’s principal business is 395 Mill Creek Circle, Vail, Colorado 81657. The address of Foster City LLC’s executive offices is the same as the address of its principal business.
Redemco, L.L.C. is a holding company for various investments. Mill Creek Systems, LLC is one of two Managing Members of Redemco, L.L.C. The address of Redemco, L.L.C.’s principal business is 395 Mill Creek Circle, Vail, Colorado 81657. The address of Redemco, L.L.C.’s executive offices is the same as the address of its principal business.
Mill Creek Systems, LLC is a holding company for various investments. Ann Becher Smead is the sole Manager of Mill Creek Systems, LLC. The address of Mill Creek System LLC’s principal business is 395 Mill Creek Circle, Vail, Colorado 81657. The address of Mill Creek Systems, LLC’s executive offices is the same as the address of its principal business.
Set forth on Schedule I is the name, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of or other persons exercising control over Foster City LLC, Redemco, L.L.C. and Mill Creek Systems, LLC as of the date hereof.
(d)-(e)	During the last five years, the Filing Persons (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Ann Becher Smead is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
The initial source and consideration used to acquire the 5,600,000 shares of Common Stock of Intevac originally held by Foster City LLC and Redemco, L.L.C. was pursuant to a Promissory Note dated December 1, 1999 issued by Foster City LLC to Kaiser Aerospace & Electronics Corporation, as previously reported and filed with the initial Schedule 13D. Initially, Foster City LLC directly owned all 5,600,000 shares.
On June 18, 2003, Foster City LLC sold 3,255,969 shares of Common Stock of Intevac to Redemco, L.L.C. pursuant to that certain Stock Purchase Agreement, dated June 16, 2003, between Redemco, L.L.C. and Foster City LLC (the “Stock Purchase Agreement”), at a purchase price of $13,316,913.21, or $4.09 per share of Common Stock representing the average (rounded to the nearest whole cent per share) of the high and low sales prices of the Common Stock as quoted on the National Association of Securities Dealers National Market System for the 15 trading days ending on the day immediately preceding the date of the Stock Purchase Agreement, minus a discount equal to 20% of the average price of a share of Common Stock (the “Purchase Price”). Consideration for the purchase price consisted of (a) Redemco, L.L.C.’s cancellation of Foster City LLC’s obligation to repay the outstanding principal amount and accrued but unpaid interest owing under that certain Promissory Note of Foster City LLC payable to Redemco, L.L.C. in the original principal amount of $17,000,000.00 and dated November 29, 2000, and (b) cash in an amount equal to $446,554.80.

On January 26, 2004, Mill Creek Systems, LLC and Ann Becher Smead were added as Filing Persons and Edward Durbin and H. Joseph Smead were removed as Filing Persons as a result of a reallocation among the Filing Persons of the percentage of the outstanding Common Stock which may be deemed to be beneficially owned by the Filing Persons due to a change in management of Foster City LLC and Redemco, L.L.C and the death of H. Joseph Smead. H. Joseph Smead, a former Manager of Foster City LLC and the former Managing Member of Redemco, L.L.C., died in December 2003. Ann Becher Smead was appointed the Personal Representative of the Estate of H. Joseph Smead. On January 14, 2004, Ann Becher Smead and John D. Smead were appointed as Managers of Foster City LLC. Edward Durbin is also a Manager of Foster City LLC. On that same date, Mill Creek Systems, LLC and John D. Smead were appointed as Managing Members of Redemco, L.L.C. No funds or other consideration were paid for the described change in management of Foster City LLC or Redemco, L.L.C. or the reallocation of beneficial ownership.
Item 4. Purpose of Transaction
The 5,600,000 shares of Common Stock initially acquired by Foster City LLC, including those sold to Redemco, L.L.C., were acquired and sold for investment purposes in the ordinary course of business of Foster City LLC, and were not acquired or sold for the purpose of and do not have the effect of changing or influencing the control of Intevac nor in connection with or as a participant in any transaction having such purpose or effect.

The 3,255,969 shares of Common Stock initially acquired by Redemco, L.L.C. from Foster City LLC were acquired for investment purposes in the ordinary course of business of Redemco, L.L.C., and were not acquired or sold for the purpose of and do not have the effect of changing or influencing the control of the Intevac nor in connection with or as a participant in any transaction having such purpose or effect.

Other than as reported herein, Filing Persons currently have no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) — (j) of Schedule 13D (although Filing Persons reserve the right to develop such plans).
(a)	Subject to market conditions and other factors deemed relevant by the Reporting Persons, or any of them, Foster City LLC, Redemco, L.L.C., and The Ann Becher Smead Marital Trust, as the case may be, may, from time to time, directly or indirectly, dispose of additional shares of the Common Stock or purchase additional such shares in open-market or privately negotiated transactions.
Item 5. Interest in Securities of the Issuer
(a)	As of the date hereof, Foster City LLC owns of record 563,031 shares of Common Stock, representing 2.7% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 20,919,251 shares outstanding on February 27, 2006, as set forth in Intevac’s Form 10-K filed March 15, 2006).

As of the date hereof, Redemco, L.L.C. owns of record 440,969 shares of Common Stock, representing 2.1% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 20,919,251 shares outstanding on February 27, 2006, as set forth in Intevac’s Form 10-K filed March 15, 2006).
As of the date hereof, Mill Creek Systems, LLC may be deemed to own indirectly 440,969 shares of Common Stock, representing 2.1% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 20,919,251 shares outstanding on February 27, 2006, as set forth in Intevac’s Form 10-K filed March 15, 2006), by virtue of its status as a Managing Member of Redemco, L.L.C.
As of the date hereof, Ann Becher Smead may be deemed to own indirectly 440,969 shares of Common Stock, representing 2.1% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 20,919,251 shares outstanding on February 27, 2006, as set forth in Intevac’s Form 10-Q filed March 15, 2006), by virtue of her status as (i) the sole Manager of Mill Creek Systems, LLC, a Managing Member of Redemco, L.L.C., and (ii) owner of, together with the Ann Becher Smead Marital Trust, a 100% interest in Mill Creek Systems, LLC and (iii) the Co-Trustee of The Ann Becher Smead Marital Trust. Ann Becher Smead is also one of three Managers of Foster City LLC. Ann Becher Smead does not have sole or shared power to vote of dispose of any shares of Common Stock held of record by Foster City LLC.
(b)	Foster City LLC has sole power to vote and to dispose of 563,031 shares of Common Stock.
Redemco, L.L.C. has sole power to vote and to dispose of 440,969 shares of Common Stock.
Mill Creek Systems, LLC has sole power to vote and to dispose of 440,969 shares of Common Stock.
Ann Becher Smead has sole power to vote and to dispose of 440,969 shares of Common Stock. She had, in her capacity as Co-Trustee, shared power to vote and to dispose of the 10,000 shares of Common Stock sold by the Ann Becher Smead Marital Trust with John D. Smead, the other Co-Trustee of the Ann Becher Smead Marital Trust, which sale is reported in this Amendment No. 7. John D. Smead is a citizen of the United Stated of America. During the last five years, he (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Set forth on Schedule I is Mr. Smead’s present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted as of the date hereof
(c)	Except as described below, none of the Filing Persons has effected any transactions in the Common Stock Since January 19, 2006, the date of filing of Amendment No. 6 to this Schedule:
This Amendment No. 7 to Schedule 13D relates to the sale by Redemco, L.L.C. of an aggregate of 846,226 shares of Common Stock of Intevac in a series of block transactions described below constituting public resales, 31,226 shares of which were conducted under Intevac’s registration statement on Form S-3 filed May 16, 2005, and as such registration statement has been amended, and the balance of which were conducted under Rule 144 promulgated under the Securities Act of 1933, as amended. No funds or other consideration were paid by Redemco, L.L.C. with respect to its sale of the Common Stock other than a brokerage commission of $0.07 per share sold, or $59,235.82 in the aggregate. The following is a breakdown by transaction of the shares sold by Redemco, L.L.C. and the price per share at which such shares were sold on such day:

Date of Sale	No. of Shares Sold	Price Per Share	Total Price	Transaction Type
February 27, 2006	14,416	$22.8992	$330,114.87	Block Sale Under Registration Statement
February 28, 2006	16,810	$22.3810	$376,224.61	Block Sale Under Registration Statement
February 28, 2006	27,000	$22.0123	$594,332.10	Block Sale Under Rule 144
March 1, 2006	153,000	$22.3408	$3,418,142.40	Block Sale Under Rule 144
March 2, 2006	35,500	$21.8797	$776,729.35	Block Sale Under Rule 144
March 3, 2006	247,907	$21.3281	$5,287,385.29	Block Sale Under Rule 144
March 6, 2006	36,593	$20.4000	$746,497.20	Block Sale Under Rule 144
March 14, 2006	140,000	$20.5000	$2,870,000.00	Block Sale Under Rule 144
March 17, 2006	58,861	$21.7907	$1,282,622.39	Block Sale Under Rule 144
March 20, 2006	116,139	$21.8248	$2,534,710.45	Block Sale Under Rule 144

This Amendment No. 7 to Schedule 13D also relates to the sale on March 9, 2006, by The Ann Becher Smead Marital Trust of 10,000 shares of Common Stock of Intevac in open market transactions at an average price per share of $21.7037, or $217,037.00 in the aggregate. Such sale constituted a public resale conducted under Rule 144 promulgated under the Securities Act of 1933, as amended. No funds or other consideration were paid by The Ann Becher Smead Marital Trust with respect to its sale of the Common Stock other than a brokerage commission of $600.00 in the aggregate.
(d)	The Filing Persons know of no person, other than the Filing Persons, who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock beneficially owned by Filing Persons as reported herein.
(e)	On February 10, 2004, Foster City LLC ceased to be the beneficial owner of more than 5% of the Common Stock of Intevac.
On March 3, 2006, Redemco, L.L.C., Mill Creek Systems, LLC, and Ann Becher Smead each ceased to be the beneficial owner of more than 5% of the Common Stock of Intevac.
On March 20, 2006, the Filing Persons, in the aggregate, ceased to be the beneficial owners of more than 5% of the Common Stock of Intevac.
Neither this present filing nor any future amendment thereof by the Filing Persons shall be construed as an admission that any Filing Person constitutes a “person” for any purpose other than Section 13(d) of the Securities Exchange Act of 1934. Each Filing Person disclaims beneficial ownership of any shares of Common Stock included in this Schedule 13D that are shown as owned by any other Filing Person.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except as otherwise reported herein and as set forth in the exhibits thereto, to the knowledge of the Filing Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Intevac, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits
A*	Promissory Note, dated December 1, 1999, between Kaiser Aerospace & Electronics Corporation and Foster City LLC.
B*	Stock Purchase Agreement, dated December 1, 1999, between Kaiser Aerospace & Electronics Corporation and Foster City LLC.
C*	Stock Purchase Agreement, dated June 16, 2003, between Redemco, L.L.C. and Foster City LLC.

D*	Joint Filing Agreement, dated June 18, 2003 by and among Foster City LLC, Redemco, L.L.C., H. Joseph Smead and Edward Durbin.
E*	Joint Filing Agreement dated January 26, 2004 by and between Foster City LLC, Redemco, L.L.C., the Estate of H. Joseph Smead, Mill Creek Systems, LLC, Ann Becher Smead and Edward Durbin.
F*	Joint Filing Agreement dated February 20, 2004 by and between Foster City LLC, Redemco, L.L.C., Mill Creek Systems, LLC and Ann Becher Smead.
G*	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to Intevac’s Registration Statement of Form S-3, filed on December 19, 2003 (File No. 333-111342)).
H*	Lock Up Agreement of Foster City LLC, dated December 15, 2003.
I*	Lock Up Agreement of Redemco, L.L.C., dated December 15, 2003.
J*	Lock Up Agreement of H. Joseph Smead, dated December 15, 2003.
K*	Joint Filing Agreement dated September 7, 2005 by and between Foster City LLC, Redemco, L.L.C., Mill Creek Systems, LLC and Ann Becher Smead.

* Previously filed.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2006	Foster City LLC
	By:	/s/Ann Becher Smead
Ann Becher Smead
Manager and Vice President

Dated: March 20, 2006	Redemco, L.L.C. By: Mill Creek Systems, LLC, Managing Member
	By:	/s/Ann Becher Smead
Ann Becher Smead
Manager

Dated: March 20, 2006	Mill Creek Systems, LLC
	By:	/s/Ann Becher Smead
Ann Becher Smead
Manager

Dated: March 20, 2006	/s/Ann Becher Smead
Ann Becher Smead

SCHEDULE I
Directors, Executive Officers and Controlling Persons of Foster City LLC:

Name	Occupation or Employment

Ann Becher Smead	Manager and Vice President of Foster City LLC

Edward Durbin	Manager of Foster City LLC

John D. Smead	Manager and President of Foster City LLC; Director and Vice President of CL Financial Corporation, 18315 Mt. Baldy Circle, Fountain Valley, CA 92708

John E. Chapin	Chief Financial Officer and Secretary of Foster City LLC

Ronald McMahon	Vice President of Foster City LLC
Directors, Executive Officers and Controlling Persons of Redemco, L.L.C.:

Name	Occupation or Employment

Mill Creek Systems, LLC	Managing Member

Ann Becher Smead	Director and Vice President of Redemco, L.L.C.

George Farinsky	Director of Redemco, L.L.C.

John D. Smead	Managing Member, Director and President of Redemco, L.L.C.; Director and Vice President of CL Financial Corporation, 18315 Mt. Baldy Circle, Fountain Valley, CA 92708

John E. Chapin	Chief Financial Officer and Secretary of Redemco, L.L.C.

Ronald McMahon	Vice President of Redemco, L.L.C.
Directors, Executive Officers and Controlling Persons of Mill Creek Systems, LLC:

Name	Occupation or Employment

Ann Becher Smead	Manager